Equal Energy Ltd. Closes $40 Million Asset Sale

Calgary, Alberta – (CNW – November 16, 2011) Equal Energy Ltd. (“Equal” or “the Company”) (TSX: EQU): (NYSE: EQU) has closed the previously announced sale of non-core assets in Alberta and British Columbia (the “Initial Asset Disposition”) for proceeds of $40.3 million, adjusted for normal course closing adjustments.  The proceeds from the Initial Asset Disposition will be used to reduce debt.  Specifically, the Company has issued a notice to redeem on December 15, 2011 its $39.1 million of outstanding 8.25% Convertible Debentures, due June 30, 2012,

A second asset sale (collectively, with the Initial Asset Disposition, the “Asset Dispositions”) is currently scheduled to close on November 30, 2011 for cash proceeds of $9.1 million which will be used to reduce outstanding amounts on the Company’s operating credit facility.  Debt reduction from the proceeds of the Asset Dispositions, combined with cash flow in excess of capital spending during the fourth quarter of 2011, is projected to reduce total Company debt to approximately $165 million at December 31, 2011 from $219 million at September 30, 2011.

The Asset Dispositions include properties in Alberta, Saskatchewan and British Columbia with an October production average of approximately 2,100 boe/day, of which 51% is natural gas.  Upon closing the transactions, Equal expects to realize lower operating costs and interest expense resulting in improved cash netbacks per unit of production on the remainder of its assets.  December 2011 production, after taking into account the effect of the asset sales is expected to be approximately 9,400 boe per day with average production for the fourth quarter of 2011 estimated at approximately 10,000 boe per day.

The Company has established preliminary operating and capital plans for 2012.  Production is estimated to be between 9,400 and 9,800 boe per day with an even split between natural gas and liquids.  Projected cash flow for 2012 is approximately $65 million.  Commodity price assumptions used for 2012 planning include US$90/barrel for WTI crude oil, US$4.00/mmbtu for Nymex natural gas, C$3.50/GJ for AECO natural gas and a foreign exchange rate of $0.975 USD/CAD.  Natural gas liquids from production in Oklahoma is expected to receive 53 percent of the US WTI crude oil price.  2012 capital spending is planned to match cash flow and will be focused in the Company’s three core areas, the Hunton liquids rich natural gas resource play in Oklahoma and light oil resource plays at Alliance Viking and Lochend Cardium.  The preliminary 2012 plan has not explicitly included development of the Mississippian play in Oklahoma at this time.  Management is currently assessing a variety of alternatives to accelerate development of this exciting new opportunity.

Dell Chapman                                                                                                Don Klapko
Chief Financial Officer                                                                                   President & CEO
(403) 538-3580 or (877) 263-0262                                                             (403) 536-8373 or (877) 263-0262

info@equalenergy.ca
www.equalenergy.ca

About Equal Energy Ltd.
Equal is an exploration and production oil and gas company based in Calgary, Alberta, Canada with its United States operations office located in Oklahoma City, Oklahoma.  Equal’s shares and debentures are listed on the Toronto Stock Exchange under the symbols (EQU, EQU.DB.A, EQU.DB.B) and Equal’s shares are listed on the New York Stock Exchange under the symbol (EQU).  The portfolio of oil and gas properties is geographically diversified with producing properties located in Alberta, British Columbia, Saskatchewan and Oklahoma.  Production is comprised of approximately 54 percent crude oil and natural gas liquids and 46 percent natural gas.  Equal has compiled a multi-year drilling inventory for its properties including its oil play opportunities in the Cardium and Viking in central Alberta in addition to its extensive inventory of drilling locations in the Hunton liquids-rich, natural gas play in Oklahoma.

Forward-Looking Statements
Certain information in this press release constitutes forward-looking statements under applicable securities law including the use of proceeds from the Asset Dispositions, the operational and financial impacts of the Asset Disposition, the anticipated closing date of certain future assets sales and Equal’s ongoing drilling plans and future production estimates.  Any statements that are contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as "may," "should," "anticipate," "expects," "seeks" and similar expressions. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with oil and gas production; marketing and transportation; loss of markets; volatility of commodity prices; currency and interest rate fluctuations; imprecision of reserve estimates; environmental risks; competition; incorrect assessment of the value of acquisitions; failure to realize the anticipated benefits of acquisitions or dispositions; inability to access sufficient capital from internal and external sources; changes in legislation, including but not limited to income tax, environmental laws and regulatory matters. Readers are cautioned that the foregoing list of factors is not exhaustive.

Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. In particular, drilling plans,on-production dates and production continuity are particularly subject to uncertainties and uncontrollable events such as surface access, rig availability, equipment availability, weather conditions, changes in geological interpretation, and other factors.  Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.  Financial outlook information contained in this press release about prospective cash flows is based on assumptions about future events, including economic conditions and proposed courses of action, based on management's assessment of the relevant information currently available.  Readers are cautioned that any such financial outlook information contained herein should not be used for purposes other than for which it is disclosed herein.

Additional information on these and other factors that could affect Equal's operations or financial results are included in Equal's reports on file with Canadian and U.S. securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), the SEC's website (www.sec.gov), Equal's website (www.equalenergy.ca) or by contacting Equal.  Furthermore, the forward looking statements contained in this news release are made as of the date of this news release, and Equal does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by securities law.

CONVERSION:  Natural gas volumes recorded in thousand cubic feet ("mcf") are converted to barrels of oil equivalent ("boe") using the ratio of six (6) mcf to one (1) barrel of oil ("bbl").  Boe's may be misleading, particularly if used in isolation.  A boe conversion ratio of 6 mcf:1 bbl is based on an energy equivalent conversion method primarily applicable at the burner tip and does not represent a value equivalent at the wellhead.  All dollar values are in Canadian dollars unless otherwise stated.